UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Nam Tai Property Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G63907102

(CUSIP Number)

BRIAN L. SHEEHY

ISZO CAPITAL MANAGEMENT LP

590 Madison Avenue, 21st Floor

New York, New York 10022

(646) 775-4934

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63907102

1	NAME OF REPORTING PERSON

IsZo Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,565,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,565,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,565,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. G63907102

1	NAME OF REPORTING PERSON

IsZo Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,565,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,565,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,565,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G63907102

1	NAME OF REPORTING PERSON

IsZo Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,565,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,565,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,565,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. G63907102

1	NAME OF REPORTING PERSON

IsZo Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,565,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,565,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,565,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. G63907102

1	NAME OF REPORTING PERSON

Brian L. Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,565,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,565,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,565,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. G63907102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by IsZo LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,565,812 Shares beneficially owned by IsZo LP is approximately $73,012,111, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 39,258,000 Shares outstanding as of September 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 4, 2021.

As of the date hereof, IsZo LP beneficially owned 6,565,812 Shares, constituting approximately 16.7% of the Shares outstanding.

IsZo GP, as the general partner of IsZo LP, may be deemed to beneficially own the 6,565,812 Shares owned by IsZo LP, constituting approximately 16.7% of the Shares outstanding. IsZo Capital, as the investment manager of IsZo LP, may be deemed to beneficially own the 6,565,812 Shares owned by IsZo LP, constituting approximately 16.7% of the Shares outstanding. IsZo Management, as the general partner of IsZo Capital, may be deemed to beneficially own the 6,565,812 Shares owned by IsZo LP, constituting approximately 16.7% of the Shares outstanding. Mr. Sheehy, as the managing member of IsZo GP and the President and sole director of IsZo Management, may be deemed to beneficially own the 6,565,812 Shares owned by IsZo LP, constituting approximately 16.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to IsZo LP, each of IsZo LP, IsZo GP, IsZo Capital, IsZo Management and Mr. Sheehy may be deemed to share the power to vote and dispose of the Shares directly owned by IsZo LP.

(c)       The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A annexed hereto and are incorporated by reference herein. All of such transactions were effected in the open market unless otherwise noted.

7

CUSIP No. G63907102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

IsZo Capital LP

By:	IsZo Capital GP LLC General Partner

By:	/s/ Brian L. Sheehy
	Name:	Brian L. Sheehy
	Title:	Managing Member

IsZo Capital GP LLC

By:	/s/ Brian L. Sheehy
	Name:	Brian L. Sheehy
	Title:	Managing Member

IsZo Capital Management LP

By:	IsZo Management Corp. General Partner

By:	/s/ Brian L. Sheehy
	Name:	Brian L. Sheehy
	Title:	President and Sole Director

IsZo Management Corp.

By:	/s/ Brian L. Sheehy
	Name:	Brian L. Sheehy
	Title:	President and Sole Director

/s/ Brian L. Sheehy
Brian L. Sheehy

8

CUSIP No. G63907102

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

ISZO CAPITAL LP

Purchase of Common Stock	43,100	16.9831	12/01/2021
Purchase of Common Stock	104,520	11.1734	12/06/2021
Purchase of Common Stock	150,000	11.9342	12/07/2021
Purchase of Common Stock	200,932	10.9471	12/08/2021
Purchase of Common Stock	120,000	10.2862	12/09/2021